EXHIBIT 99.1

TTI Telecom Launches a Global Video-Based Advertising Campaign

ROSH HA'AYIN, Israel, April 6, 2009 (GLOBE NEWSWIRE) -- TTI Team Telecom International Ltd. (Nasdaq:TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems (OSS) to Communication Service Providers (CSPs), has launched its new advertising campaign under the theme 'Some say it's unmanageable. We manage'. The new campaign underlies the company's business focus on Next-Generation services and its commitment to support CSPs in current and future technological challenges with innovation and creativity.

The campaign consists of a series of commercials; each focused on a different Next-Generation service such as VoIP, IPTV and mobile 3G interactive to address audiences from both fixed and mobile operators. It will initially be launched on the Internet in a variety of online communication channels worldwide (video social networks, forums, etc.) and subsequently in the press and later this year at TM Forum's Management World.

"The aim of this new campaign is to reinforce our positioning in Next-Generation telecommunication markets by emphasizing what makes us unique: our ability to provide reliable and agile solutions to the complex operational challenges faced by telecom Service Providers worldwide," said Yaron Eisenstein, Marketing Director at TTI Telecom. "The campaign's leading message, 'Some say it's unmanageable. We manage', successfully captures our company's spirit and approach."

 For more information about the new campaign please visit
 www.tti-telecom.com/media-library.aspx.

 Online ads can be viewed on the company's YouTube channel
 www.YouTube.com/OSSisus.

CONTACT:  TTI Telecom
          Rebecca (Rivi) Aspler, Investor Relations Manager
          +972-3-926-9093
          Mobile: +972-54-777-9093
          Fax:  +972-3-926-9574
          rebecca.aspler@tti-telecom.com